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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                             Dated November 6, 2002

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 6, 2002

Commission File Number                    001-15244
                       ---------------------------------------------

                              CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X   Form 40-F
                              ----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if








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submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                    -----   ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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[LOGO]                               Media Relations

                                     CREDIT SUISSE
                                     P.O. Box 2
                                     CH-8070 Zurich
                                     Telephone +41-1-333 81 02
                                     Fax       +41-1-333 60 72
                                     e-mail    media.contact@credit-suisse.ch


JOSEF MEIER NAMED NEW HEAD OF SWISS CORPORATE & RETAIL
BANKING AT CREDIT SUISSE

ZURICH, NOVEMBER 6, 2002 -- CREDIT SUISSE ANNOUNCED TODAY THAT THE BOARD OF DIRECTORS HAS NAMED JOSEF MEIER, CHIEF EXECUTIVE OFFICER OF CREDIT SUISSE-OWNED NEUE AARGAUER BANK, AS THE NEW HEAD OF THE CORPORATE & RETAIL BANKING DIVISION AND MEMBER OF THE EXECUTIVE BOARD OF CREDIT SUISSE FINANCIAL SERVICES, WITH IMMEDIATE EFFECT. JOSEF MEIER TAKES OVER FROM ROLF DOERIG, WHO HAS BEEN APPOINTED THE NEW CHIEF EXECUTIVE OFFICER OF SWISS LIFE.

Josef Meier (49) has held a number of management positions at Credit Suisse Group since 1981. He has been the Head of Neue Aargauer Bank (NAB) since 1996; NAB has been owned by Credit Suisse since 1994. Josef Meier has many years of experience and a proven track record in the Swiss corporate and retail banking business. He will assume his new role with immediate effect. His successor as Chief Executive Officer of the NAB will be announced as soon as possible.

Oswald J. Grubel, Chief Executive Officer of Credit Suisse Financial Services, stated: "We regret that Rolf Doerig is leaving us after seventeen successful years at Credit Suisse Group and we would like to thank him for his valuable contribution towards the development of the company. At the same time, however, we are happy to be able to provide Swiss Life with a competent and experienced top manager and believe that this will benefit the Swiss financial industry. Josef Meier, who will be responsible for the management of our Corporate & Retail Banking division, has an excellent knowledge of the sector and has demonstrated during his time as Chief Executive Officer of NAB, that the Swiss corporate and retail banking business -- which is of great importance to our company -- can operate very successfully on the basis of a strong client focus. I am particularly pleased that we have once again been able to find an internal successor for a position on the Executive Board."

ENQUIRIES:

Credit Suisse, Media Relations                       Telephone +41 1 333 81 02

Credit Suisse Group, Media Relations                 Telephone +41 1 333 88 44



CREDIT SUISSE FINANCIAL SERVICES is a leading provider of comprehensive financial services in Europe and other selected markets. Under the brands Credit Suisse and Winterthur, it offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients. It has assets under management amounting to CHF
713.3 billion (at the end of the second quarter 2002). Credit Suisse Financial Services is a business unit of Credit Suisse Group, which employs around 80,000 staff worldwide.


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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CREDIT SUISSE GROUP
                                               --------------------------
                                                   (Registrant)


Date November 6 , 2002                      By: /s/ DAVID FRICK
    ------------------                         --------------------------
                                                    (Signature)*
* Print the name and title of the                 Managing Director
  signing officer under his signature.


                                              /s/ KARIN RHOMBERG HUG
                                               --------------------------
                                                  Managing Director


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